UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 000-27572

LUMENIS LTD.
(Translation of registrant's name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 30, 2014, a special general meeting of shareholders of Lumenis Ltd., or Lumenis, approved each of the six proposals brought before Lumenis’ shareholders at the meeting.  Each of those proposals was described in Lumenis’ Notice of Special General Meeting of Shareholders, dated December 26, 2013, and in its Proxy Statement, dated January 6, 2014, annexed as Exhibit 99.1 to Lumenis’ Reports of Foreign Private Issuer on Form 6-K that were furnished to the Securities and Exchange Commission on December 26, 2013 and January 6, 2014, respectively.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Lumenis’ Registration Statements on Form S-8, Registration Nos. 333-148460 and 333-189077, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lumenis Ltd.

Date: January 30, 2014	By:	/s/ Ophir Yakovian
	Name:	Ophir Yakovian
	Title:	Chief Financial Officer